Exhibit 99.4

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects 30 June 2011, Part 8.1.

a)	Name, Address, Occupation:

Sharron Sylvester

OreWin Pty Ltd, Level 2/27 Leigh Street, Adelaide South Australia, 5000, Australia

Geologist, employed as Technical Director – Geology.

b)	Title and Date of Technical Report:

2016 Oyu Tolgoi Technical Report dated 14 October 2016 (the “Technical Report”)

c)	Qualifications:

I graduated from the University of Adelaide, Australia with a Bachelor of Science Degree in Geology in 1989. I am a Member of the Australian Institute of Geoscientists (2512) and a Registered Professional Geologist (10125). I have practised my profession continuously since 1989 and have experience in the assessment, modelling, and resource estimation of mineral deposits, underground and open-pit mine geology, project management, and due diligence and valuation. I have extensive experience in a variety of geological terrains and commodities, including copper, gold, base metals, ferrous metals, and construction materials. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)	Site Inspection:

Sharron Sylvester visited the property from 28–31 January 2013, 12–14 December 2013, 27–29 October 2014, 23–27 August 2015, 8–10 December 2015, and 23–25 February 2016. Other visits were made to OT LLC offices in Mongolia and Australia as part of work on Oyu Tolgoi.

e)	Responsibilities:

I am responsible for the mineral resource estimates of the Technical Report.

f)	Independence:

I am independent of Turquoise Hill Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on the mineral resources of the project since 2013.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 14 October 2016, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 21 October 2016

/s/ Sharron Sylvester

Sharron Sylvester
Technical Director – Geology
OreWin Pty Ltd

OreWin Pty Ltd  ACN 165 722 574

Level 2 / 27 Leigh Street Adelaide 5000

P +61 8 8210 5600  E  orewin@orewin.com  W  orewin.com